Exhibit (a)(13)

FOR IMMEDIATE RELEASE

CONTACTS:         MCI

Claire Hassett

1-800-644-NEWS

MCI COMPLETES DIGEX ACQUISITION

ASHBURN, Va.—November 19, 2003—MCI (WCOEQ, MCWEQ) today announced that it has completed its acquisition of Digex, Incorporated (OTCBB: DIGX). Following the completion of its tender offer for all of the outstanding shares of Class A Common Stock of Digex, Digex Acquisition, Inc., an indirect wholly owned subsidiary of MCI, was merged into Digex. Pursuant to the merger, all remaining outstanding shares of Class A Common Stock, other than shares whose holders exercise their appraisal rights under Delaware law, were converted into the right to receive $1.00 per share, the same per share purchase price provided for in the tender offer.

As a result of the merger, Digex became an indirect wholly owned subsidiary of MCI. Digex stockholders will be promptly sent notice of the effectiveness of the merger.

Georgeson Shareholder Communications Inc. is acting as the Information Agent in connection with the tender offer and can be contacted at (212) 440-9800 (for banks and brokers) or (866) 295-8105 (toll free for all others).

The agreements, as well as other documentation relating to the offer, may be obtained free of charge at the SEC’s web site, www.sec.gov, or by contacting Georgeson Shareholder Communications. Digex stockholders and other interested parties are urged to read the documentation relating to the offer because it contains important information.

ABOUT WORLDCOM, INC.

WorldCom, Inc. (WCOEQ, MCWEQ), which currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry’s most expansive global IP backbone, based on company-owned POPs, and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today’s market. For more information, go to http://www.mci.com.

ABOUT DIGEX

Digex is a leading provider of enterprise hosting services. Digex customers, from Fortune 1000 companies to leading Internet-based businesses, leverage Digex’s trusted infrastructure and advanced services to successfully deploy business-critical and mission-

critical Web sites, enterprise applications and Web Services on the Internet. Additional information on Digex is available at www.digex.com.

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